Fact Sheet – Consolidated Financial data, Fourth Quarter, 2008-09

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31, 2009	March 31, 2008	Growth (%)	December 31, 2008	Growth % in Q4 FY 09 over Q3 FY 09
Income from software services, products and business process management	**5,635**	**4,542**	**24.1**	**5,786**	**(2.6)**
Software development and business process management expenses	3,045	2,482	22.7	3,075	(1.0)
GROSS PROFIT	**2,590**	**2,060**	**25.7**	**2,711**	(4.5)
Selling and marketing expenses	270	223	21.1	274	(1.5)
General and administration expenses	429	359	19.5	406	5.7
	699	**582**	**20.1**	**680**	2.8
OPERATING PROFIT BEFORE DEPRECIATION	**1,891**	**1,478**	**28.0**	**2,031**	**(6.9)**
Depreciation	228	157	45.2	187	21.9
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,663**	**1,321**	**25.9**	**1,844**	**(9.8)**
Other income, net	252	139	81.3	40	530.0
Provision for investments	–	–	NA	(2)	NA
NET PROFIT BEFORE TAX	**1,915**	**1,460**	**31.2**	**1,882**	**1.8**
Provision for taxation	302	211	43.1	241	25.3
NET PROFIT AFTER TAX	**1,613**	**1,249**	**29.1**	**1,641**	**(1.7)**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	28.16	21.83	29.0	28.66	(1.7)
Diluted	28.13	21.78	29.2	28.63	(1.7)

Profit and Loss Account summary for the year ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31, 2009	March 31, 2008	Growth (%)
Income from software services, products and business process management	**21,693**	**16,692**	30.0
Software development and business process management expenses	11,765	9,207	27.8
GROSS PROFIT	**9,928**	**7,485**	32.6
Selling and marketing expenses	1,104	916	20.5
General and administration expenses	1,629	1,331	22.4
	2,733	**2,247**	**21.6**
OPERATING PROFIT before interest, depreciation and minority interest	**7,195**	**5,238**	**37.4**
Depreciation	761	598	27.3
OPERATING PROFIT BEFORE TAX and exceptional items	**6,434**	**4,640**	**38.7**
Other income, net	473	704	(32.8)
NET PROFIT BEFORE TAX and minority interest	**6,907**	**5,344**	**29.2**
Provision for taxation	919	685	34.2
NET PROFIT AFTER TAX and before minority interest	**5,988**	**4,659**	**28.5**
Minority interest	–	–	NA
NET PROFIT AFTER TAX and minority interest	**5,988**	**4,659**	**28.5**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)			
Basic	104.60	81.53	28.3
Diluted	104.43	81.26	28.5

REVENUE BY GEOGRAPHICAL SEGMENT	Quarter ended			Year Ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
	%	%	%	%	%
North America	64.6	64.5	60.7	63.2	62.0
Europe	24.3	25.5	29.3	26.4	28.1
India	1.6	1.2	1.3	1.3	1.3
Rest of the world	9.5	8.8	8.7	9.1	8.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Quarter ended			Year Ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
	%	%	%	%	%
Services					
Application Development and Maintenance	40.9	42.5	45.2	42.4	45.4
Application Development	19.2	20.8	21.8	20.5	21.7
Application Maintenance	21.7	21.7	23.4	21.9	23.7
Business Process Management	6.0	5.7	6.0	6.0	5.7
Consulting Services and Package Implementation	25.4	25.1	24.1	24.9	23.8
Infrastructure Management	7.0	6.5	4.6	6.3	4.9
Product Engineering Services	2.6	2.1	1.8	2.2	1.6
System Integration	3.7	4.0	3.0	3.6	2.8
Testing Services	6.3	6.5	7.2	6.8	7.5
Others	4.1	3.4	4.4	3.9	4.7
Total services	**96.0**	**95.8**	**96.3**	**96.1**	**96.4**
Products	4.0	4.2	3.7	3.9	3.6
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE*					
	Quarter ended			Year Ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
	%	%	%	%	%
Fixed Price	38.3	36.3	33.2	35.4	31.0
Time & Materials	61.7	63.7	66.8	64.6	69.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

REVENUE BY INDUSTRY					
	Quarter ended			Year Ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
	%	%	%	%	%
Insurance, banking & financial	33.0	34.9	33.9	33.9	35.7
Insurance	*7.3*	*7.7*	*7.0*	*7.2*	*7.2*
Banking & financial services	*25.7*	*27.2*	*26.9*	*26.7*	*28.5*
Manufacturing	20.8	19.6	16.4	19.7	14.7
Retail	13.5	12.6	11.9	12.6	11.8
Telecom	16.7	16.7	22.5	18.1	21.6
Energy & Utilities	5.9	6.2	5.2	5.7	5.2
Transportation & logistics	2.3	2.2	2.8	2.3	2.5
Services	5.0	5.4	5.5	5.2	6.6
Others	2.8	2.4	1.8	2.5	1.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
Number of Clients					
Active	579	583	538	579	538
Added during the period	37	30	40	156	170
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	327	323	310	327	310
5 Million dollar +	151	150	141	151	141
10 Million dollar +	101	102	89	101	89
20 Million dollar +	59	58	47	59	47
30 Million dollar +	39	37	32	39	32
40 Million dollar +	30	26	22	30	22
50 Million dollar +	20	20	18	20	18
60 Million dollar +	16	17	13	16	13
70 Million dollar +	12	13	12	12	12
80 Million dollar +	10	11	10	10	10
90 Million dollar +	7	7	6	7	6
100 Million dollar +	4	4	6	4	6
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1	1	1	1
Client contribution to revenue					
Top client	5.7%	6.2%	10.3%	6.9%	9.1%
Top 5 clients	17.2%	17.3%	22.0%	18.0%	20.9%
Top 10 clients	26.8%	27.2%	32.0%	27.7%	31.4%
Repeat business	95.9%	97.1%	95.0%	97.6%	97.0%
Account receivables – LTM (in days)	62	62	72	62	72

"LTM" - Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION					
	Quarter ended			Year Ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
	%	%	%	%	%
Effort					
Onsite	23.0	23.1	24.5	23.6	25.4
Offshore	77.0	76.9	75.5	76.4	74.6
Revenue					
Onsite	46.2	45.8	47.5	46.7	48.4
Offshore	53.8	54.2	52.5	53.3	51.6
Utilization					
Including trainees	67.6	68.5	69.8	68.6	70.0
Excluding trainees	74.5	74.5	75.4	73.7	75.9

PERSON MONTHS DATA					
	Quarter ended			Year Ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
Billed -Onsite	45,342	46,012	44,220	1,82,561	1,66,389
- Offshore	1,51,746	1,52,920	1,36,258	5,91,137	4,89,032
TOTAL	**1,97,088**	**1,98,932**	**1,80,478**	**7,73,698**	**6,55,421**
Non Billable	67,563	68,191	58,844	2,75,635	2,08,509
Trainee	26,779	23,182	19,248	78,801	72,568
Sales & Support	17,106	15,323	12,443	59,846	46,324
TOTAL	**3,08,536**	**3,05,628**	**2,71,013**	**11,87,980**	**9,82,822**

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
Total Employees	1,04,850	1,03,078	91,187	1,04,850	91,187
S/W professionals	97,349	95,910	85,013	97,349	85,013
Billable	*86,306*	*85,918*	*79,494*	*86,306*	*79,494*
Banking Product Group	*2,349*	*2,283*	*2,053*	*2,349*	*2,053*
Trainees	*8,694*	*7,709*	*3,466*	*8,694*	*3,466*
Sales & Support	7,501	7,168	6,174	7,501	6,174
Gross Addition	4,935	5,997	5,947	28,231	33,177
Net Addition	1,772	2,772	2,586	13,663	18,946
Lateral Employees	659	1,388	2,340	5796	8,523
Attrition % (LTM)*	11.1%	11.8%	13.4%	11.1%	13.4%

* Excluding subsidiaries

EMPLOYEE METRICS-SUBSIDIARIES					
	Quarter ended			Year ended	
Total Employees	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
Infosys BPO Limited -consolidated	17,080	16,941	16,295	17,080	16,295
Infosys Technologies (Australia) Pty. Limited - Consolidated	341	360	363	341	363
Infosys Technologies (China) Company Limited	1,053	1,059	699	1,053	699
Infosys Consulting, Inc.	304	316	265	304	265
Infosys Technologies, S.De R.L. De C V., Mexico	221	210	75	221	75

INFRASTRUCTURE (as on Mar 31, 2009)	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq. Ft.)	No. of Seats	Built-Up Area (Sq. Ft.)	No. of Seats	
Bangalore	40,24,911	25,025	–	–	–
Bhubaneshwar	8,79,721	3,957	–	–	–
Chandigarh	10,16,158	6,116	1,62,344	–	–
Chennai	22,69,311	14,244	12,71,160	8,500	–
Gurgaon	96,406	1,168	–	–	–
Hyderabad	18,22,523	9,430	2,65,253	2,600	–
Jaipur	1,82,000	1,805	2,36,016	2,285	–
Mangalore	6,87,213	4,766	1,35,000	–	–
Mauritius	28,000	400	–	–	–
Mysore (including ILI)*	74,24,434	5,784	17,66,423	3,000	–
Pune	40,87,648	20,804	4,29,471	2,831	–
Thiruvananthapuram	1,24,442	1,549	2,88,949	1,540	–
Total	**2,26,42,767**	**95,048**	**45,54,616**	**20,756**	–

*Infosys Leadership Institute

CONSOLIDATED IT SERVICES	Quarter ended						Year Ended			
	Mar 31, 2009	Sequential growth%	Dec 31, 2008	Sequential growth %	Mar 31, 2008	Sequential growth %	Mar 31, 2009	Sequential growth %	Mar 31, 2008	Sequential growth %
	Effort – Services (Person Months)									
Onsite	45,169	(1.5)	45,850	(1.0)	43,999	4.8	1,81,811	9.8	165,595	22.9
Offshore	1,06,399	(1.3)	1,07,828	3.3	96,805	5.0	4,15,550	16.3	357,196	30.0
Total	**1,51,568**	**(1.4)**	**1,53,678**	**2.0**	**140,804**	**4.9**	**5,97,361**	**14.3**	**522,790**	**27.6**
	Revenue – Services ($ million)									
Onsite	515.80	(3.4)	534.09	(6.8)	540.70	4.8	2,169.51	7.8	2,011.86	31.3
Offshore	493.17	(5.3)	520.79	(1.4)	490.08	5.5	2,033.04	14.2	1,779.96	37.8
Total	**1,008.97**	**(4.3)**	**1054.88**	**(4.2)**	**1030.78**	**5.1**	**4,202.55**	**10.8**	**3,791.82**	**34.3**

RUPEE DOLLAR RATE (Rs)	Quarter ended			Year ended	
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008	Mar 31, 2009	Mar 31, 2008
Period closing rate	50.72	48.71	40.02	50.72	40.02
Period average rate	50.24	49.42	39.76	46.54	40.00

PERFORMANCE AS AGAINST GUIDANCE - INDIAN GAAP			
For Quarter ending Mar 31, 2009		**Guidance**	**Actuals**
Indian GAAP	Revenue (Rs. Crore)	5,494-5,699	5,635
	EPS (Rs.)	26.49	28.16
For Year ending Mar 31, 2009			
Indian GAAP	Revenue (Rs. Crore)	21,552-21,757	21,693
	EPS (Rs.)	102.92	104.60

Infosys®

PERFORMANCE AS AGAINST GUIDANCE – IFRS				
For Quarter ending Mar 31, 2009		Guidance provided on January 13, 2009	Guidance restated for actual currency impact *	Actuals
IFRS	Revenue (US $ Million)	1,128-1,170	1,118-1,159	1,121
	Basic EPADS (US $)	0.55	0.54	0.56

* Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.45	1.43
EURO	1.41	1.29
AUD	0.69	0.66

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, Mar 31 2009		Year ended, Mar 31 2009	
	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited - consolidated	67.28	11.49	279.46	40.67
Infosys Technologies (Australia) Pty. Limited - Consolidated	28.00	2.89	119.01	9.95
Infosys Consulting, Inc.	13.56	(6.62)	62.42	(11.88)
Infosys Technologies (China) Company Limited	9.14	1.59	27.44	(2.29)
Infosys Technologies, S.De R.L. De C V., Mexico	2.36	(0.06)	7.82	(1.74)

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2008-09

Unaudited Consolidated Statements of Income (IFRS)

(Dollars in millions except share data)

	Three months ended Mar 31,		Year ended March 31,	
	2009	**2008**	**2009**	**2008**
Revenues	**$1,121**	**$1,142**	**$4,663**	**$4,176**
Gross profit	471	478	1,964	1,723
Operating income	**330**	**331**	**1,374**	**1,159**
Income before income taxes	381	366	1,475	1,334
Net income	**321**	**313**	**1,281**	**1,163**
Earnings per equity share				
Basic ($)	0.56	0.55	2.25	2.04
Diluted ($)	0.56	0.55	2.25	2.04

Reconciliation of accounts as per Indian GAAP and IFRS

In Rs. Crore

	Three months ended		Year ended	
	Mar 31, 2009	**Mar 31, 2008**	**March 31, 2009**	**March 31, 2008**
Consolidated Net Profit as per Indian GAAP	**1,613**	**1,249**	**5,988**	**4,659**
Share-based compensation (IFRS)	(2)	(4)	(7)	(13)
Amortization of intangible assets	–	(1)	(6)	(3)
Consolidated Net income as per IFRS	**1,611**	**1,244**	**5,975**	**4,643**

Reasons for differences in net income as per Indian GAAP and IFRS

Share based compensation (IFRS 2)

Under IFRS, the company recorded share based compensation expense using the fair value recognition provisions of IFRS 2.

Amortization of intangible assets

IFRS requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are amortized over the estimated useful life.

Constant Currency Reporting

Reported revenues	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09	Q4 09
Revenue ($ mn)	1,022	1,084	1,142	1,155	1,216	1,171	1,121
Sequential growth %	10.1	6.1	5.3	1.1	5.3	(3.7)	(4.3)
YoY growth %	36.9	32.1	32.3	24.4	19.0	8.0	(1.8)

Constant currency – Q-o-Q	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09	Q4 09
Revenue ($ mn)	1,018	1,076	1,142	1,152	1,236	1,228	1,134
Sequential growth (%)	9.7	5.4	5.3	0.8	7.1	1.0	(3.2)

Constant currency – YoY	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09	Q4 09
Revenue ($ mn)	1,001	1,062	1,118	1,135	1,221	1,242	1,209
YoY growth (%)	34.1	29.4	29.5	22.2	19.3	14.6	5.9

Notes:

Basis of computation

1. Rates are as per the noon buying rate of Federal Reserve New York till March 2008 and as per FEDAI rates beginning April 1, 2008

2. Average rates for major global currencies:

Average rate of USD	Q2 08	Q3 08	Q4 08	FY 08	Q1 09	Q2 09	Q3 09	Q4 09	FY 09
AUD	0.85	0.90	0.92	0.87	0.95	0.87	0.67	0.66	0.78
EURO	1.39	1.46	1.53	1.44	1.56	1.49	1.32	1.29	1.41
GBP	2.03	2.04	1.99	2.01	1.98	1.87	1.54	1.43	1.69

3. Proportion of revenues from major global currencies:

Revenues by currency (%)	Q2 08	Q3 08	Q4 08	FY 08	Q1 09	Q2 09	Q3 09	Q4 09	FY 09
AUD	4.9	4.2	4.6	4.8	4.9	4.4	4.2	4.8	4.6
EURO	5.3	5.8	6.6	5.7	7.0	7.2	6.7	7.7	7.1
GBP	13.7	14.5	17.1	14.9	16.5	13.3	11.0	9.8	12.7

Q4 2009

Geographical Segment - Growth

North America declined by 4.14% sequentially; 4.06% in constant currency

Europe declined by 8.77% sequentially; 5.31% in constant currency

Rest of the world grew by 3.32% sequentially; grew by 5.03% in constant currency

Industry Segment - Growth

BFSI declined by 9.69% sequentially; 9.04% in constant currency

Manufacturing grew by 1.44% sequentially; 2.02% in constant currency

Retail grew by 2.61% sequentially; 3.53% in constant currency

Telecom declined by 4.35% sequentially; 1.20% in constant currency

Others declined by 4.88% sequentially; 4.23% in constant currency

Q3 2009

Geographical Segment - Growth

North America grew by 1.1% sequentially; 1.5% in constant currency
Europe declined by 12.5% sequentially; 1.2% in constant currency
Rest of the world declined by 6.4% sequentially; grew by 5.8% in constant currency

Industry Segment - Growth

BFSI grew by 1.0% sequentially; 4.1% in constant currency
Manufacturing declined by 6.0% sequentially; 3.7% in constant currency
Retail grew by 0.3% sequentially; 2.9% in constant currency
Telecom declined by15.3% sequentially; 3.4% in constant currency
Others grew by 0.6% sequentially; 4.3% in constant currency